UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

58.com Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share**

American depositary shares, each representing two Class A ordinary shares

(Title of Class of Securities)

31680Q104***

(CUSIP Number)

Jinbo Yao

c/o Building 105

10 Jiuxianqiao North Road Jia

Chaoyang District, Beijing 100015

People’s Republic of China

+86 10 5956-5858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but only in connection with the registration of American Depositary Shares, each representing two Class A ordinary shares, par value $0.00001 per share.

*** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31680Q104

1.	Names of Reporting Persons. Jinbo Yao
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,002,916 (see Item 5)
	8.	Shared Voting Power 29,418,640 (see Item 5)
	9.	Sole Dispositive Power 177,078 (see Item 5)
	10.	Shared Dispositive Power 29,418,640 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,598,634* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%** (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

*	Consists of: (i) 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below), held by Nihao China Corporation; (ii) an aggregate of 1,002,916 Class B ordinary shares beneficially owned by certain executive officers and employees of the Company (as defined below) who acquired the ownership of these shares pursuant to the Company’s employee stock option plan and who authorize Mr. Jinbo Yao to vote these shares on their behalf under power of attorney; and (iii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof. See Item 5.
**	Percentage calculated based on 299,905,847 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,728,769 ordinary shares outstanding as of March 31, 2020, as reported in the Form 20-F (as defined below); and (ii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 42.0% of the aggregate the voting power of the Company. See Item 5.

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CUSIP No. 31680Q104

1.	Names of Reporting Persons. The Xinyi Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,418,640 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,418,640 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,418,640* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%** (see Item 5)
14.	Type of Reporting Person (See Instructions) OO

*	Consists of 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below), held by Nihao China Corporation. See Item 5.
**	Percentage calculated based on 299,905,847 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,728,769 ordinary shares outstanding as of March 31, 2020, as reported in the Form 20-F (as defined below); and (ii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 40.6% of the aggregate voting power of the Company. See Item 5.

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CUSIP No. 31680Q104

1.	Names of Reporting Persons. Xinyi Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,418,640 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,418,640 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,418,640* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%** (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

*	Consists of 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below), held by Nihao China Corporation. See Item 5.
**	Percentage calculated based on 299,905,847 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,728,769 ordinary shares outstanding as of March 31, 2020, as reported in the Form 20-F (as defined below); and (ii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 40.6% of the aggregate voting power of the Company. See Item 5.

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CUSIP No. 31680Q104

1.	Names of Reporting Persons. Nihao China Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,418,640 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,418,640 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,418,640* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%** (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

*	Consists of 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below). See Item 5.
**	Percentage calculated based on 299,905,847 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,728,769 ordinary shares outstanding as of March 31, 2020, as reported in the Form 20-F (as defined below); and (ii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 40.6% of the aggregate voting power of the Company. See Item 5.

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Item 1. Security and Issuer

The title and class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates are the Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”), including Class A Ordinary Shares represented by American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, each representing two Class A Ordinary Shares, of 58.com Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China.

The Company’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value $0.00001 per share (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”). The rights of holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to ten votes per share and each Class A Ordinary Share is entitled to one vote per share.

The Company’s ADSs, evidenced by American Depositary Receipts, each representing two Class A Ordinary Shares, are listed on the New York Stock Exchange under the symbol “WUBA.”

Item 2. Identity and Background.

This Statement is being jointly filed by Mr. Jinbo Yao (“Mr. Yao”), The Xinyi Trust (the “Xinyi Trust”), Xinyi Limited (“Xinyi Limited”) and Nihao China Corporation (“Nihao China” and, together with Mr. Yao, the Xinyi Trust and Xinyi Limited, collectively the “Reporting Persons”).

Mr. Yao is the chairman and chief executive officer of the Company and is a citizen of the People’s Republic of China. His principal occupation is as a director and officer of the Company. The business address of Mr. Yao is c/o Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China.

Nihao China is a company incorporated under the laws of the British Virgin Islands and is 100% beneficially owned by Xinyi Limited. Nihao China is an investment holding company. The business address of Nihao China is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. Mr. Yao is the sole director of Nihao China and, as of the date hereof, Nihao China does not have any executive officers.

Xinyi Limited is a company incorporated under the laws of the Bahamas and is wholly owned by the Xinyi Trust. Xinyi Limited is an investment holding company. The business address of Xinyi Limited is The Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas. The name, business address, principal business and place of organization of the directors of Xinyi Limited, as of the date hereof are set forth on Schedule I, and as of the date hereof, Xinyi Limited does not have any executive officers.

The Xinyi Trust is a trust established in Singapore. The business address of the Xinyi Trust is 1 Raffles Link #05-02 Singapore 039393. Credit Suisse Trust Limited is the trustee of the Xinyi Trust, with Mr. Yao as settlor and Mr. Yao and his family members as beneficiaries.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Statement is not being filed in connection with any acquisition or disposition of equity securities of the Company by the Reporting Persons and, consequently, no funds were used by the Reporting Persons for such purpose.

The descriptions of the Exclusivity Letter (as defined below) and the Updated Proposal (as defined below) in Item 4 are incorporated herein by reference in their entirety.

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Item 4. Purpose of Transaction.

On April 30, 2020, Mr. Yao, Warburg Pincus Asia LLC, General Atlantic Singapore Fund Pte. Ltd. (“GASF”), and Ocean Link Partners Limited (collectively, the “Initial Consortium Members”) entered into an Exclusivity Letter (the “Exclusivity Letter”) pursuant to which the Initial Consortium Members agreed to (a) submit the Updated Proposal, (b) act in good faith to pursue the Proposed Transaction (as defined below) in accordance with the Consortium Agreement (as defined below), and (c) during the period of ninety (90) calendar days after the date of the Exclusivity Letter, use their good faith efforts to enter into an agreement (the “Consortium Agreement”), along with any other parties thereto, to deal exclusively with each other in pursuing the Proposed Transaction and to cooperate and participate in the negotiation of the terms of definitive documentation in connection with the Proposed Transaction.

On April 30, 2020, Mr. Yao and the other Initial Consortium Members delivered a proposal to the Company (the “Updated Proposal”) expressing their interest in participating in the transaction initially proposed by Ocean Link Partners Limited in the preliminary non-binding proposal letter dated April 2, 2020 (which is included as Exhibit A to Exhibit 99.1 of the Form 6-K furnished by the Company to the Securities and Exchange Commission on April 3, 2020), to acquire all of the outstanding Ordinary Shares of the Company, including Class A Ordinary Shares represented by ADSs, for US$27.50 in cash per Class A Ordinary Share or Class B Ordinary Share, or US$55.00 in cash per ADS (in each case other than those ADSs or Ordinary Shares that may be rolled over in connection with such transaction) (the “Proposed Transaction”).

If the Proposed Transaction is completed, the Company’s ADSs will be delisted from the New York Stock Exchange, and the Company’s obligation to file periodic reports under the Exchange Act will terminate.  In addition, the consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or consummated. The Updated Proposal provides that a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documentation.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the Exclusivity Letter. Subject to the terms of the Exclusivity Letter, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Ordinary Shares and/or ADSs, dispose of some or all of their Ordinary Shares and/or ADSs, engage in short-selling or hedging or similar transactions with respect to the Ordinary Shares and/or ADSs, and/or continue to hold Ordinary Shares and/or ADSs.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Letter and the Updated Proposal, copies of which are attached hereto as Exhibits 7.02 and 7.03, respectively, and which are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The following table sets forth the beneficial ownership of Ordinary Shares for each of the Reporting Persons as of the date hereof and assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Reporting Person	Amount beneficially owned:	Percent of class (1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jinbo Yao (2)(4)	30,598,634	10.2%	1,002,916	29,418,640	177,078	29,418,640
The Xinyi Trust (3)(4)	29,418,640	9.8%	0	29,418,640	0	29,418,640
Xinyi Limited (3)(4)	29,418,640	9.8%	0	29,418,640	0	29,418,640
Nihao China Corporation (3)	29,418,640	9.8%	0	29,418,640	0	29,418,640

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(1) Percentage calculated based on 299,905,847 Ordinary Shares deemed to be outstanding with respect to the Reporting Persons, which consists of: (i) 299,728,769 Ordinary Shares outstanding as of March 31, 2020 (comprising 254,496,649 Class A Ordinary Shares and 45,232,120 Class B Ordinary Shares and excluding 1,225,544 Class A Ordinary Shares issued to the Company’s depositary and reserved for future exercise of vested options and restricted share units under the Company’s share incentive plans by the management and other employees of the Company), as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2020 (the “Form 20-F”); and (ii) 177,078 Class A Ordinary Shares issuable to Mr. Yao upon conversion of restricted share units within 60 days after the date hereof.

(2) The Ordinary Shares beneficially owned by this Reporting Person consist of: (i) 28,587,204 Class B Ordinary Shares and 831,436 Class A Ordinary Shares represented by 415,718 ADSs, held by Nihao China; (ii) an aggregate of 1,002,916 Class B Ordinary Shares beneficially owned by certain executive officers and employees of the Company who acquired the ownership of these shares pursuant to the Company’s employee stock option plan and who authorize Mr. Yao to vote these shares on their behalf under power of attorney; and (iii) 177,078 Class A Ordinary Shares issuable to Mr. Yao upon conversion of restricted share units within 60 days after the date hereof, which in the aggregate represents approximately 42.0% of the aggregate voting power of the Company.

(3) The Ordinary Shares beneficially owned by this Reporting Person consist of 28,587,204 Class B Ordinary Shares and 831,436 Class A Ordinary Shares represented by 415,718 ADSs, held by Nihao China, which in the aggregate represents approximately 40.6% of the aggregate voting power of the Company.

(4) Nihao China is 100% beneficially owned by Xinyi Limited, which in turn is wholly owned by the Xinyi Trust with Credit Suisse Trust Limited as the trustee, Mr. Yao as settlor and Mr. Yao and his family members as beneficiaries. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Yao, the Xinyi Trust and Xinyi Limited may be deemed to beneficially own all of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Nihao China.

By virtue of submitting the Updated Proposal, the Reporting Persons may be deemed to be members of a “group” with those other Initial Consortium Members that own Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) or Class B Ordinary Shares pursuant to Section 13(d) of the Exchange Act as a result of entering into the Exclusivity Letter. However, each Reporting Person expressly disclaims beneficial ownership of the Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares beneficially owned (or deemed to be beneficially owned) by any other reporting person(s) or other Initial Consortium Members. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) or any Class B Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by any other reporting person(s) or other Initial Consortium Members. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or other Initial Consortium Members.

Based on Amendment No. 2 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by GASF and the other reporting persons named therein on May 4, 2020, GASF beneficially owns 7,150,000 ADSs representing 14,300,000 Class A Ordinary Shares, which represents approximately 5.6% of the Company’s issued and outstanding Class A Ordinary Shares based on 254,496,649 Class A Ordinary Shares issued and outstanding as of March 31, 2020, as reported in the Form 20-F, and voting power in the Company of approximately 2.0%.

Accordingly, in the aggregate, the Reporting Persons and those other Initial Consortium Members that own Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) or Class B Ordinary Shares may be deemed to beneficially own 15,308,514 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 29,590,120 Class B Ordinary Shares, which, in accordance with Rule 13d-3(d)(1)(i), represents approximately 15.8% of the total number of Class A Ordinary Shares (assuming the conversion of the Class B Ordinary Shares owned by the Reporting Persons into Class A Ordinary Shares) reported to be outstanding in the Form 20-F.

(c) Except as disclosed elsewhere in this Statement, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

Item 4 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement and any amendment or amendments hereto, which is attached hereto as Exhibit 7.01 and incorporated herein by reference.

On April 30, 2020, Mr. Yao and the other Initial Consortium Members entered into the Exclusivity Letter described in Item 4 of this Statement, which is attached hereto as Exhibit 7.02 and incorporated herein by reference.

On April 30, 2020, Mr. Yao and the other Initial Consortium Members delivered to the Company the Updated Proposal described in Item 4 of this Statement, which is attached hereto as Exhibit 7.03 and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of the Reporting Persons, the directors named on Schedule I hereto, and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7.01	Joint Filing Agreement, dated May 11, 2020, among the Reporting Persons.

Exhibit 7.02	Exclusivity Letter, dated April 30, 2020.

Exhibit 7.03	Updated Proposal, dated April 30, 2020.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2020

Jinbo Yao

/s/ Jinbo Yao

The Xinyi Trust

By:	/s/ KOH Bee Eng and Ricko TAN

Name:	KOH Bee Eng and Ricko TAN
Title:	Authorized Signatories

For and on behalf of Credit Suisse Trust Limited, as Trustee of The Xinyi Trust

Xinyi Limited

By:	/s/ KOH Bee Eng and Ricko TAN

Name:	KOH Bee Eng and Ricko TAN
Title:	Authorized Signatories

For and on behalf of Bukit Merah Limited and Tanah Merah Limited, as Corporate Directors of Xinyi Limited

Nihao China Corporation

By:	/s/ Jinbo Yao

Name:	Jinbo Yao
Title:	Director

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SCHEDULE I

Directors of Certain Reporting Person(s)

Reporting Person	Director	Business Address	Principal Business	Place of Organization
Xinyi Limited	Bukit Merah Limited	The Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas	Service providers	Bahamas
	Tanah Merah Limited		Service providers	Bahamas

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